
June 17, 2021

Erik Anderson
Chief Executive Officer
Decarbonization Plus Acquisition Corp
2744 Sand Hill Road
Suite 100
Menlo Park. CA 94025

> **Re: Decarbonization Plus Acquisition Corp**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2021**
> **File No. 001-39632**

Dear Mr. Anderson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing